

April 27, 2012

<u>Via E-mail</u>
Christine A. Tsingos
Chief Financial Officer
Bio-Rad Laboratories, Inc.
1000 Alfred Nobel Drive
Hercules, California   94547

   Re: **Bio-Rad Laboratories, Inc.**
      Form 10-K for the fiscal year ended December 31, 2011
      Filed February 29, 2012
      File No. 001-07928

Dear Ms. Tsingos:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 24

1. We see that 70% of your income is generated outside of the U.S. Please tell us your consideration of providing liquidity disclosures regarding the amount of cash and investments held by foreign subsidiaries that could be subject to potential tax and the impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, it appears that you have repatriated foreign earnings during fiscal year 2010. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Financial Statements

Note 1. Revenue Recognition, page 40

2. We reference the disclosure that you account for your reagent agreements under the accounting guidance for revenue arrangements with multiple deliverables. Please tell us specifically how you apply FASB ASC 605-25-25-30 in your accounting for reagent agreements, including how you allocate consideration at the inception of the arrangement to all deliverables. In future filings please also include the applicable disclosures required by FASB ASC 605-25-50. Please show us your proposed revised disclosure.

Note 6. Income Taxes, page 53

3. In future filings, please explain the nature of each significant reconciling item when reconciling the U.S. statutory tax rate to the provision for income taxes. For example, identify the countries where the tax rate most significantly impacted your income tax expense. In addition, please discuss the nature of the foreign earnings you repatriated in 2010. Refer to FASB ASC 740-10-50-12.

Note 13. Segment Information, page 63

4. We note that you do not disclose quantitative information about your products and services.   Please tell us how you considered the guidance in FASB ASC 280-10-50-40 requiring disclosure of revenues from external customers for each product and service (or each group of similar products and services) unless it is impracticable to do so. If it is impracticable, you should disclose that fact.

Item 9a. Controls And Procedures, page 66

(a) Evaluation of Disclosure Controls and Procedures, page 66

5. We see that you continue to identify a significant deficiency related to your revenue process and you identified two additional significant deficiencies with respect to (i) reagent rental controls at certain of your international subsidiaries and (ii) multiple controls for various business processes at a more limited number of minor international subsidiaries. Please tell us how you have considered that these significant deficiencies represent a material weakness in your disclosure controls and procedures and /or internal control over financial reporting at December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In that regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

cc: Sanford Wadler (via E-mail)